January 8, 2009

Mail Stop 4561

By U.S. Mail and facsimile to (818)827-0900

Mr. Terry Gabby
Chief Financial Officer
Global Entertainment Holdings, Inc.
1516 E. Tropicana Ave., Suite 245
Las Vegas, Nevada 89119

Re: Global Entertainment Holdings, Inc. (f/k/a Litfunding Corp.)
**   Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
**   Filed November 6, 2008**
**   Form 10-Q for Fiscal Quarter Ended September 30, 2008**
**   File No. 000-49679**

Dear Mr. Gabby:

        We have reviewed your response letter dated December 23, 2008 and have the following comments. Where indicated, we think you should revise the above referenced documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A for the Period Ended December 31, 2007

General

1.   We refer to your response to comment 1 and to the draft Explanatory Note filed as an attachment. In your next amendment to the Form 10-KSB please revise the note to describe the following factors, which also appear to be reasons for the amendment:

   • To include Managements' Report on Internal Control over Financial Reporting, as required by Exchange Act Rules 13a-15 and 15d-15 and your assessment and conclusion as to the effectiveness of the Company's internal control over financial reporting, as required by Item 308T(a) of Regulation S-K, which were previously omitted from your Form 10-KSB; and

- To revise the Principal Executive Officer and Principal Financial Officer certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

2.   We refer to the second paragraph of the Explanatory Note that states the Company has revised its disclosure over controls and procedures in Item 8A as a result of the corrections related to the restatement to indicate the material weaknesses in internal controls during the end of 2007 related to the review and reporting controls and that you have disclosed the related remediation plans. In addition to your current conclusion in Item 8A that the disclosure controls and procedures were not effective as of December 31, 2007 due primarily to its inability to file the Form 10-KSB on a timely basis, please revise Item 8A to include:

- A discussion of management's failure to provide its report on internal control over financial reporting in the originally filed Form 10-KSB;

- The specific nature of the additional material weaknesses in disclosure controls and procedures that contributed to the restatement of the financial statements for the year ended December 31, 2007; and

- Management's current plans for the remediation of these material weaknesses considering the restatement resulted in a 60% reduction of total assets as of December 31 2007 and a 517% increase in the net loss for the twelve-month period then ended.

Form 10-Q for the period ended September 30, 2008

3.   We refer to your response to Comment 9 and to Form 8-K filed on December 11, 2008 regarding the expected funding sources for the production of the film for which the Company sold its exclusive license rights to its Canadian affiliate. Considering the funding to be provided by the National Bank of Canada has not been finalized, please amend the Form 10-Q for the period ended September 30, 2008 to eliminate the Investment for $150,000 related to the expected proceeds from the sale of the exclusive licensing agreement to your Canadian affiliate.

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Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.   You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.

      Sincerely,

      John P. Nolan
      Senior Assistant Chief Accountant